CANCELLATION OF PROMISSORY NOTE

This Cancellation of Promissory Note ("Cancellation Agreement") is entered into on March 31, 2015, between San Lotus Holding Inc. ("SLH") and Yu, Chien-Yang (the "Land Seller").

R E C I T A L S

A.      WHEREAS, SLH assumed a certain Promissory Note dated as of March 31 , 2015 and originally held by Green Forest Management Consulting Inc. in the original principal amount of One Hundred Ninety Two Million Sixty Thousand New Taiwan Dollars (TWD $192,060,000), in favor of the Land Seller (the "Note");

B.      WHEREAS, the Land Seller used the funds owed under the Note to subscribe to shares of SLH common stock, which stock was distributed pursuant to the instructions of the Land Seller as indicated on Schedule A attached hereto;

C.      WHEREAS, the parties hereto agree that there are no obligations outstanding among the parties whatsoever relating to the Note; and

D.      NOW, THEREFORE, the parties hereto desire to cancel the Note.

A G R E E M E N T

The Note is hereby terminated and cancelled and is of no further force and effect. The Land Seller hereby agrees to promptly return the Note to SLH.

IN WITNESS WHEREOF, the parties hereto have executed this Cancellation Agreement.

San Lotus Holding Inc.

By:/s/ Chen, Li Hsing                                                                                      /s/ Yu, Chien-Yang

     Chen, Li Hsing                                                                                            Yu, Chien-Yang

     Chairman of the Board

Green Forest Management Consulting Inc.

By: /s/ Chiang, Yu-Chang

       Chiang, Yu-Chang

       Director

Schedule A

PURCHASER LIST

Purchaser	Purchase Amount (TWD)	Purchase Amount(USD)	Purchasing Shares
Gold Piven Limited.	$192,060,000	$6,195,484	6,195,484
Total:	$192,060,000	$6,195,484	6,195,484